PROSPECTUS

                                 141,723 SHARES


                     BALLY TOTAL FITNESS HOLDING CORPORATION


                                  COMMON STOCK

                              ---------------------


      This prospectus relates to 141,723 shares of our common stock that may be offered for sale or otherwise transferred from time to time by one or more of the selling stockholders identified in this prospectus. The aggregate net proceeds to the selling stockholders from the sale of the shares of Bally common stock will equal the sales price of such shares of common stock, less any commissions. See "Plan of Distribution". We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will pay the expenses incurred in registering the 141,723 shares of common stock, including legal and accounting fees.

      All of the 141,723 shares of common stock offered hereby were issued in connection with our acquisition of seven fitness centers in September 1999. The acquired fitness centers are located in the Fresno and San Francisco, California areas.

      Our common stock is traded on the New York Stock Exchange under the symbol "BFT". The last reported sales price of our common stock on the NYSE on January 13, 2000 was $25.44 per share. Our mailing address is 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631 and our telephone number is (773) 380-3000.

      INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

               The date of this Prospectus is January 13, 2000

                                  RISK FACTORS

      This prospectus includes "Forward Looking Statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 including, in particular, the statements about our plans, strategies, and prospects. Although we believe our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we can give no assurance such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth below and elsewhere in this prospectus. All forward-looking statements attributable to Bally or persons acting on our behalf are expressly qualified in their entirety by the following cautionary statements.

      NET LOSSES -- WE REPORTED LOSSES IN 1995, 1996 AND 1997.

      Although we reported earnings before extraordinary items of $13.3 million in 1998, we reported losses before extraordinary items of $23.5 million, $24.9 million and $31.4 million for the years ended December 31, 1997, 1996 and 1995, respectively. On a pro forma basis, adjusting the income tax provision/benefit as if we had filed our own separate consolidated tax return, the loss for 1995 would have been $38.5 million.

      SUBSTANTIAL LEVERAGE -- OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT THE FINANCIAL HEALTH OF BALLY AND PREVENT US FROM FULFILLING OUR DEBT OBLIGATIONS.

      We have a significant amount of indebtedness. Our substantial indebtedness could have important consequences to you. For example, it could;

      o increase our vulnerability to general adverse economic and industry conditions;

      o require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures and other general corporate purposes;

      o limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

      o limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds.

      Failing to comply with any covenants contained in our indebtedness could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

      As of September 30, 1999, total indebtedness (including outstanding letters of credit of $6.1 million) was approximately $564.1 million. Long-term debt (less current maturities of $9.3 million) was approximately 72% of total capitalization.

      In November 1999, we completed a $175 million senior secured credit facility consisting of a 5-year $75 million term loan and the modification of our existing revolving credit facility increasing the amount available to $100 million. The proceeds from the term loan were primarily used to repay principal on our existing revolver. Accordingly, long-term debt as a percentage of total capitalization did not change significantly due to the refinancing.

      OUR NEW BUSINESS INITIATIVES -- THE POSITIVE RESULTS ACHIEVED FROM INTRODUCING NEW BUSINESS INITIATIVES DURING THE MOST RECENT TWO YEARS MAY NOT CONTINUE IN THE FUTURE.

      We have introduced a number of new business initiatives to capitalize on our brand identity, distribution infrastructure (approximately 360 facilities), significant member base (approximately four million members) and frequency of visitation. However, before 1998, we had not previously generated significant revenues from any of these new business initiatives and they may not be successful in the future. These initiatives primarily focus on selling ancillary products and services to our members within our fitness centers and include: providing personal training services, selling private-label nutritional products, opening retail stores within our fitness centers that sell nutritional products, work-out apparel and related accessories and rehabilitative and physical therapy services. We have limited experience in marketing new products to our members. The sale and marketing of nutritional products and work-out apparel and related accessories and the provision of rehabilitative and physical therapy services involve significant risk of competition. See " -- Competition." The provision of rehabilitative and physical therapy services also involves risks of government regulation. See " -- Government Regulation."

      RISKS ASSOCIATED WITH PRICING STRATEGY -- OUR PRICES FOR INITIAL MEMBERSHIP FEES AND MONTHLY DUES MAY BE SUBJECT TO COMPETITIVE PRESSURE IN SOME MARKETS.

      Competitive conditions in some markets in which we operate may limit our ability to maintain or increase pricing of initial membership fees and monthly dues.

      RISKS RELATED TO ACQUISITIONS -- OUR ACQUISITION STRATEGY MAY NOT BE PROFITABLE.

      A component of our business strategy is to identify and acquire fitness center operators in strategic geographic locations. However, we may not expand our operations and any expansion may not be profitable. The success of this strategy will depend upon a number of factors, including our ability to identify acceptable acquisition candidates in suitable locations, complete acquisitions on favorable terms, successfully integrate acquired businesses with our existing operations and expand our membership base at acquired locations. The failure to identify, evaluate and effectively integrate acquired businesses could adversely affect our operating results.

      COMPETITION -- WE MAY NOT BE ABLE TO CONTINUE TO COMPETE EFFECTIVELY IN EACH OF OUR MARKETS IN THE FUTURE.

      We are the largest operator, or among the largest operators, of fitness centers in every major market in which we operate fitness centers. Within each market, we compete with other commercial fitness centers, physical fitness and recreational facilities established by local governments, hospitals and businesses for their employees, the YMCA and similar organizations and, to a certain extent, with racquet, tennis and other athletic clubs, country clubs, weight reducing salons and the home-use fitness equipment industry. We also compete, to some extent, with entertainment and retail businesses for the discretionary income of our target markets. We may not be able to continue to compete effectively in each of our markets in the future.

      As we pursue new business initiatives, particularly the sale of nutritional products and apparel, we will be competing against large, established companies with more experience selling products on a retail basis. In some instances, our competitors for these products have substantially greater financial resources than us. We may not be able to compete effectively against these established companies.

      SEASONAL MEMBERSHIP FEE ORIGINATIONS

      Historically, we have experienced greater membership fee originations in the first quarter and lower membership fee originations in the fourth quarter. Our new products and services may have the effect of further increasing the seasonality of our business.

      GOVERNMENT REGULATION -- OUR OPERATIONS AND BUSINESS PRACTICES ARE SUBJECT TO REGULATION AND ANY CHANGES IN THE LAW MAY HAVE A MATERIAL ADVERSE EFFECT ON US.

      Our operations and business practices are subject to regulation at federal, state and local levels. The general rules and regulations of the Federal Trade Commission, and of state and local consumer protection agencies, apply to our advertising, sales and other trade practices. Any changes in any statutes, rules or regulations could cause us to change our operations and business practices and could increase the costs of regulatory compliance, either of which could have a material adverse effect on our financial condition and results of operations.

      POTENTIAL IMPACT OF ANTITAKEOVER PROVISIONS -- CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS MAKE IT MORE DIFFICULT TO ACQUIRE BALLY WITHOUT THE APPROVAL OF OUR DIRECTORS.

      Bally's Restated Certificate of Incorporation and the Amended and Restated By-Laws may inhibit changes in control of Bally not approved by our Board of Directors. These provisions include a stockholders rights plan, a classified Board of Directors, advance notice provisions for nominations for election of candidates to the Board of Directors and a "fair price provision". The stockholder rights plan, under which one right entitling the holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock at a price of $40 per share (subject to adjustment) is attached to each outstanding share of common stock, renders an acquisition of control of Bally in a transaction not approved by the Board of Directors more difficult. Our 1996 Long-Term Incentive Plan provides for acceleration of stock options and restricted stock awards upon a change in control of Bally which has the effect of making an acquisition of control of Bally more expensive. These agreements may also inhibit a change in control of Bally and may have a negative effect on the market price of our common stock. The indenture governing subordinated promissory notes we issued also includes change in control provisions which provide, among other things, that upon a change in control of Bally, the holders of the subordinated promissory notes may require us to repurchase them at 101% of the principal amount. A change in control of Bally constitutes a default under our revolving credit agreement. In addition, some of our officers have severance compensation agreements that provide for substantial cash payments and acceleration of other benefits in the event of a change in control of Bally.

      DIVIDEND POLICY; RESTRICTIONS ON PAYMENT OF DIVIDENDS --WE HAVE NEVER PAID ANY DIVIDENDS TO OUR STOCKHOLDERS AND DO NOT ANTICIPATE DOING SO IN THE FORESEEABLE FUTURE.

      We have not made dividend payments on our common stock since we became a public company in January 1996 and do not anticipate paying dividends in the foreseeable future. The terms of our revolving credit agreement restrict us from paying dividends without the consent of the lenders during the term of the agreement. In addition, the indenture for our subordinated promissory notes generally limits dividends paid to the aggregate of 50% of consolidated net income earned after January 1, 1998 and our net proceeds from any stock offerings and the exercise of outstanding stock options and warrants.

      FUTURE SALE AND PRICE OF COMMON STOCK -- OUTSTANDING OPTIONS AND WARRANTS MAY HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF SHARES OF COMMON STOCK.

      As of September 30, 1999, 23,799,535 shares of common stock were outstanding after giving effect to the issuance of the shares offered hereby. We have (i) outstanding options to purchase 2,953,417 shares of common stock with a weighted-average exercise price of $17.92 per share, and (ii) the ability to grant options under our stock option plans, and our employees have the ability under our Employee Stock Purchase Plan, to purchase an additional 672,888 shares of common stock. In addition, we have outstanding warrants to purchase 2,942,805 shares of common stock at an exercise price of $5.26 per share. The warrants are held by the Chairman of the Board and the President and Chief Executive Officer of Bally and are exercisable until December 31, 2005. Further, we have outstanding warrants to purchase 250,000 shares of common stock at an exercise price of $10.05 per share. The warrants are held by an affiliate of an underwriter used by Bally and are exercisable until July 2002. The effect, if any, on the market price of our common stock prevailing from time to time as a result of the additional shares of common stock that would be outstanding upon the exercise of stock options and warrants is unpredictable, and no assurance can be given that the effect will not be adverse.

       POTENTIAL IMPACT OF YEAR 2000 -- THE FINANCIAL INSTITUTIONS THAT WE DEAL WITH COULD EXPERIENCE YEAR 2000 PROBLEMS.

      We have completed an assessment of whether our systems and those of third parties which could have a material impact on our business will function properly with respect to dates in 2000 and thereafter. We believe all critical system modifications have been completed and implemented. We believe the only third parties that could have a material impact on our business are the major financial institutions that process our collections of installment receivables and monthly dues by electronic payment methods. We believe these financial institutions are currently working on modifications to their internal systems to insure those systems will function properly with respect to dates in 2000 and thereafter and expect these modifications will be completed in 1999. If any of these financial institutions do not complete their modifications, or if the modifications are not successful, it could have a material adverse effect on us. We do not anticipate the noncompliance, if any, with year 2000 of any of our non-information technology systems, such as embedded microcontrollers, will materially or adversely affect our business. We believe our worst case scenarios result primarily from third party non-compliance, if any, with year 2000. Due to our geographic dispersion, we believe the assessment of these scenarios and the development of contingency plans is not practical or feasible.

                                   THE COMPANY

      Bally, a Delaware corporation, is the largest commercial operator of fitness centers in North America in terms of revenues, number of members, and number and square footage of facilities. As of November 30, 1999, we operated approximately 360 fitness centers and had approximately four million members. Our fitness centers are concentrated in major metropolitan areas in 27 states and Canada, with approximately 280 fitness centers located in 23 of the top 25 population centers in the United States representing over 50% of the United States population. Our members made more than 100 million visits to our fitness centers in each of the past three years.

      Bally offers value to its members by providing access to state-of-the-art fitness facilities with affordable membership programs. Our fitness centers feature an outstanding selection of cardiovascular, conditioning and strength equipment and offer extensive aerobic and other group fitness training programs. In addition, many of our current fitness centers include pools, racquet courts or other athletic facilities. Our new fitness center prototype achieves efficiency by focusing on those fitness services our members use most frequently. We have clustered our fitness centers in major metropolitan areas in order to achieve marketing and operating efficiencies. Over 80% of our fitness centers are located in markets in which we have five or more facilities, with our largest concentrations in New York, Los Angeles, Chicago, Baltimore/Washington D.C., Dallas, Houston, San Francisco, Detroit, Toronto, Seattle, Philadelphia and Miami.

      The majority of our fitness centers use the service mark "Bally Total Fitness(R)", including nine that are known as "Bally Sports Clubs(SM)". The nationwide use of the service mark enhances brand identity and adds advertising efficiencies. As a result of acquisitions in 1998 and 1999, we also operate 10 upscale fitness centers as "The Sports Clubs of Canada(TM)", eight fitness centers as "Pinnacle Fitness(R)" and four as "Gorilla Sports(SM)" and plan to expand the use of these brands.

      Our primary target market for new members is the 18 to 34-year old, middle income segments of the population, with secondary target markets including older and higher income segments. We market ourselves to these consumer segments through the use of a variety of membership options and payment plans. Our membership options range from single-club memberships to our most popular premium memberships, which provide additional amenities and access to all of our fitness centers nationwide. Similarly, we offer a broad range of payment alternatives. Typically, our members pay an initial membership fee which can either be financed or paid-in-full at the time of joining. Members who choose to finance their initial membership fee generally do so for up to 36 months, subject to state and local regulation and minimum down payment requirements. In addition to the initial membership fee, members are generally required to pay monthly membership dues in order to use our fitness facilities. We believe the various memberships and payment plans offered, in addition to our strong brand identity and the convenience of multiple locations, constitute distinct competitive advantages.

                       WHERE YOU CAN FIND MORE INFORMATION

      Bally is subject to the information requirements of the Securities Exchange Act of 1934, and therefore files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy all of this information at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the Commission maintains a web site at http://www.sec.gov that also contains this and other information. Further, our common stock is listed on the New York Stock Exchange, and reports, proxy statements and other information concerning Bally are available for inspection at the offices of the New York Exchange located at 20 Broad Street, New York, New York 10005.

      This prospectus, which constitutes a part of a registration statement on Form S-3 filed by Bally with the Commission under the Securities Act of 1933, omits certain information contained in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to Bally and the shares of common stock offered hereby. Furthermore, statements contained in this prospectus or in any document incorporated in this prospectus by reference regarding any contract or other document are not necessarily complete, and, in each instance, you should refer to the copy of the contract or other document filed with the Commission as an exhibit to the registration statement.

      The Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede the information in this prospectus. Accordingly, we incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the registration statement of which this prospectus is a part is no longer effective:

      (1) Bally's annual report on Form 10-K for the year ended December 31, 1998 (file no. 0-27478);

      (2) Bally's current report on Form 8-K, filed with the Commission on April 29, 1999;

      (3) Bally's current report on Form 8-K, filed with the Commission on April 30, 1999;

      (4) Bally's quarterly report on Form 10-Q for the quarter ended March 31, 1999 (file no. 0-27478);

      (5) Bally's current report on Form 8-K, filed with the Commission on August 3, 1999;

      (6) Bally's quarterly report on Form 10-Q for the quarter ended June 30, 1999 (file no. 0-27478);

      (7) Bally's current report on Form 8-K, filed with the Commission on October 26, 1999;

      (8) Bally's quarterly report on Form 10-Q for the quarter ended September 30, 1999 (file no. 0-27478); and

      (9) the description of Bally's common stock contained in Bally's registration statement on Form 8-A/A filed with the Commission on January 3, 1996 (file no. 0-27478).

      We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus has been delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated into this prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. Requests for such copies should be directed to the Secretary, Bally Total Fitness Holding Corporation, 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631, telephone (773) 380-3000. Persons requesting copies of exhibits that were not specifically incorporated by reference in such documents will be charged the costs of reproduction.

                                 USE OF PROCEEDS

      The shares of our common stock being offered are for the account of the selling stockholders. Accordingly, Bally will not receive any proceeds from the shares being sold in this Offering.


                              SELLING STOCKHOLDERS

      The following table sets forth with respect to each of the selling stockholders (i) the number of shares of common stock owned as of November 30, 1999 and prior to the offering contemplated hereby, (ii) the maximum number of shares of common stock which may be sold in this offering, and (iii) the number of shares of common stock which will be owned after the offering, assuming the sale of all the shares of common stock offered hereby:



                       Shares of Common Stock  Number of  Shares of Common Stock
                       Owned Prior to This      Shares       Owned After This
                             Offering           Offered          Offering
                       ----------------------  ---------  ----------------------
George Brown Fitness            ---              66,555             ---
(North), Inc.

Dues Line, Inc.                 ---              42,948             ---

C.A.C. Fitness, Inc.            ---              32,220             ---


      The table includes an aggregate of 12,500 shares pledged to Bally for a period of up to 180 days from September 30, 1999 as collateral for payment by the selling stockholders of certain obligations related to the acquired assets. Shares held on behalf of George Brown Fitness (North), Inc., Dues Line, Inc., and C.A.C. Fitness, Inc. were 2,502, 8,478 and 1,520, respectively. The number of shares pledged as collateral may change from time to time depending on certain facts and circumstances.

                              PLAN OF DISTRIBUTION

      The purpose of this prospectus is to permit the selling stockholders to offer for sale or to sell shares of common stock at such time and at such prices as they, in their sole discretion, choose. Bally will not receive any of the proceeds from these offerings or sales.

      Except for the shares retained by Bally as collateral (see "Selling Stockholders"), the selling stockholders may sell or distribute some or all of their shares from time to time through dealers or brokers or other agents or directly to one or more purchasers in transactions (which may involve crosses and block transactions) on the NYSE or other exchanges on which our common stock may be listed for trading, in privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in brokerage transactions, or in a combination of such transactions. Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, or their agents participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from the purchaser). Such discounts, concessions or commissions as to a particular broker, dealer or other agent might be in excess of those customary in the type of transaction involved. To the extent required, we will file, during any period in which offers or sale are being made, one or more supplements to this prospectus to set forth any other material information with respect to the plan of distribution not previously disclosed.

      The selling stockholders and any such brokers, dealers or other agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act.

      In connection with the offer and sale of the shares of common stock by the selling stockholders, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where a selling stockholder engages such broker-dealer and in any state where such broker-dealer intends to offer and sell shares.

      Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares of common stock offered hereby may not simultaneously engage in market activities with respect to common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rule 10B-5 and

Regulation M, which provisions may limit the timing of purchases and sale of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of the shares offered hereby.

      Bally will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions, concessions and discounts of brokers, dealers or other agents. The selling stockholders may indemnify any broker, dealer, or other agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Bally may agree to indemnify the selling stockholders and any such statutory "underwriters" and controlling persons of such "underwriters" against certain liabilities, including certain liabilities under the Securities Act.

      We have agreed, subject to certain suspensions of effectiveness and adjustments to the period of effectiveness, to keep the registration statement continuously effective until all the shares of common stock offered hereby are sold. Bally and the selling stockholders have agreed to indemnify each other against certain liabilities, including liabilities arising under the Securities Act, in connection with the registration of the shares.


                                  LEGAL MATTERS

      The validity, authorization and issuance of the shares offered hereby will be passed upon for Bally by Benesch, Friedlander, Coplan & Aronoff LLP of Cleveland, Ohio. Certain attorneys at Benesch, Friedlander, Coplan & Aronoff LLP own shares of common stock.


                                       EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by Bally. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this prospectus or the affairs of Bally since the date thereof.


                             -----------------------


                                TABLE OF CONTENTS

                                                     Page
                                                     ----

                        Risk Factors....................2
                        The Company.....................5
                        Where You Can Find More
                          Information...................6
                        Use of Proceeds.................7
                        Selling Stockholders............7
                        Plan of Distribution............7
                        Legal Matters...................8
                        Experts.........................8


--------------------------------------------------------------------------------


                                 141,723 SHARES


                               BALLY TOTAL FITNESS
                               HOLDING CORPORATION


                                  COMMON STOCK
                             ______________________

                                   PROSPECTUS
                             ______________________


                                January 13, 2000